April 27, 2021

VIA EDGAR FILING

Mara Ransom
Katherine Bagley
Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Just Eat Takeaway.com N.V.
Amendment No. 3 to Draft Registration Statement on Form F-4
Submitted March 25, 2021
CIK No. 0001792627

Dear Ms. Ransom and Ms. Bagley:

On behalf of Just Eat Takeaway.com N.V. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 13, 2021 (the “Comment Letter”), relating to Amendment No. 3 to the confidential draft registration statement on Form F-4 submitted to the Staff on March 25, 2021 (“Amendment No. 3”), which includes a preliminary prospectus (the “Prospectus”). The Company has also revised Amendment No. 3 in response to the Staff’s comments and requests for additional information contained in the Comment Letter and is submitting concurrently with this letter the first public filing of the registration statement on Form F-4 (the “Registration Statement”), which reflects these revisions in response to the Comment Letter and general updates. We are also sending to the Staff under separate cover via email courtesy copies of the Registration Statement, including a version of the Registration Statement marked to reflect changes to Amendment No. 3, and this letter.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have reproduced the text of the Staff’s comments in bold below and provided the Company’s responses below each comment.

As a result of changes made for the Registration Statement, some page references in the Registration Statement have changed from those in Amendment No. 3 as submitted. The page references in the Comment Letter refer to page numbers in Amendment No. 3 as submitted, while the page numbers in the Company’s responses refer to page numbers in Registration Statement.

In addition to the responses to the Staff’s comments, the Registration Statement includes other changes that are intended to update the information contained in Amendment No. 3 and the Prospectus. The responses and information below are based upon information provided to us by the Company and Grubhub Inc. (“Grubhub”).

Amendment No. 3 to Draft Registration Statement on Form F-4 Filed March 25, 2021

Risks Relating to the Grubhub Group, page 74

1.
We note the amended risk factors in Grubhub's recently filed 10-K, which is incorporated by reference to this filing. On page 12 of Grubhub's 10-K, the company discloses that "certain contracts entered into by the Company contain change in control, anti-assignment, or certain other provisions that may be triggered as a result of the Transaction. If the counterparties to these agreements do not consent to the Transaction, the counterparties may have the ability to exercise certain rights (including termination rights), resulting in the combined company incurring liabilities as a consequence of breaching such agreement." In an appropriate place in your filing, please disclose the extent of Grubhub's potential liabilities pursuant to these agreements, if estimable and/or material.

Response: The Company respectfully advises the Staff that Grubhub has indicated that a number of agreements which contain change in control, anti-assignment, or certain other provisions that may be triggered as a result of the transaction have been entered into by Grubhub in the ordinary course of business.  These agreements are of varying natures, subject matters and dollar amounts.  Grubhub has further indicated that a failure to obtain third party consents with respect to such contracts would not be expected to have, individually or in the aggregate, a material adverse impact on the business, liquidity, financial condition or results of operations of the combined company following the consummation of the transaction.

Nasdaq Rules, page 126

2.
We note your disclosure that "Just Eat Takeaway.com will not be required to, and in reliance on home country practice, may not, comply with certain Nasdaq rules requiring Just Eat Takeaway’s 'code of conduct' to be as described in the Nasdaq Listing Rules." Please briefly describe the differences between Just Eat Takeaway's code of conduct and that required in Nasdaq's listing rules.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 127 and 128 of the Registration Statement.

Selected Historical Consolidated Financial Data Of The Just Eat Takeaway.Com Group, page 129

3.
Please revise your headers to indicate the periods which are unaudited. In this regard, we note from your disclosure "the balance sheet data as of 31 December 2017 and 2016 and the income statement data for the years ended 31 December 2017 and 2016 are derived from the Just Eat Takeaway.com Group’s unaudited consolidated financial statements."

Response: In response to the Staff’s comment, the Company respectfully submits that the guidance in the Staff’s Financial Reporting Manual 4870.1 (“FRM 4870.1”) provides that selected financial data should not be labeled or described as audited unless the auditor reports on selected financial data using the guidelines in AS 3315 Reporting on Condensed Financial Statement and Selected Financial Data (“AS 3315”). The procedures under AS 3315 have not been performed on any such tabular information. Therefore, the Company has not separately labeled the tabular selected historical consolidated financial data for the Just Eat Takeaway.com Group as unaudited for any of the periods presented as this may create an inference in contravention of FRM 4870.1 that other periods presented, for which the procedures under AS 3315 have not been performed, are audited. However, in accordance with FRM 4870.1, the Company has specified in the introductory paragraphs the extent to which information which is derived from audited financial statements.

Business of The Just Eat Takeaway.com Group, page 172

4.
You define "employees" here as follows: "Employees are individuals with whom the Just Eat Takeaway.com Group has an employment agreement and includes employees with a part-time employment agreement. Employees exclude the following: (i) workers whose costs are recharged to the Just Eat Takeaway.com Group, (ii) hired workers, (iii) freelancers (including contractors and self-employed persons) and (iv) consultants." However, you include a different definition of employees on page 183: "Employees exclude the following: (i) workers whose costs are recharged to the Just Eat Takeaway.com Group, (ii) couriers employed through agreements with third-party agencies, (iii) freelancers (including contractors and self-employed persons) and (iv) consultants." Please revise for consistency. In this regard, it is difficult to determine how "hired workers" differ from individuals with whom you have an employment agreement, and therefore, why those workers are excluded from your definition of "employee."

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 173 of the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations of the Just Eat Takeaway.com Group
Results of Operations, page 216

5.
We note your increase in Share-based payments during the current year "primarily driven by the Just Eat Acquisition in 2020," as well as your disclosure on page F-20 of the new schemes in place during the current year. Please tell us, to the extent the material, your anticipated costs related to share-based payment schemes, and consideration of disclosing these anticipated future costs within your MD&A.

Response: The Company respectfully advises the Staff that it did not consider disclosing anticipated future costs related to share-based payment schemes within the MD&A because the Company does not as a matter of course either forecast share-based payment movements or make public forecasts or projections generally. However, the Company respectfully advises the Staff that disclosure regarding options granted during the period and options outstanding and/or exercisable as at the end of the period under the Company’s share-based compensation plans is set forth in Note 6 to the Just Eat Takeaway.com Group’s consolidated financial statements beginning on page F-21 of the Registration Statement.

Courier Costs and Order Processing Costs, page 216

6.
We note your disclosure that "[t]he comparative growth of order processing costs relative to the growth of Orders was driven by growth in the share of online payments as well as the growing share of merchandise sales." Please clarify why a growing share of merchandise sales would result in an increase in growth of order processing costs. Further, to provide context for investors regarding your merchandise sales and how they are "growing," please quantify the share of your sales attributable to merchandise for the periods presented in your filing, if material.

Response: The Company respectfully advises the Staff that, while order processing costs increase with the volume of orders broadly, order processing costs may increase at a greater rate than orders as a result of an increasing proportion of orders for which payment is made online rather than via cash and, furthermore, as a result of increasing merchandise sales as a result of the cost of such merchandise being included in “order processing costs.”  However, merchandise sales, which constitute “other revenue” and for which the cost of merchandise is included in “order processing costs,” are not material and are of decreasing relevance to order processing costs as a result of the overall growth of the Just Eat Takeaway.com Group’s business, and the Company has therefore revised the disclosure on pages 217 and 220 of the Registration Statement.

Information About the Management and Compensation of Just Eat Takeaway.com Summary of the 2020 Revision of the Remuneration Policy of the Management Board, page 237

7.
We note your disclosure that the STI performance measures include "a mix of financial measures (75%) and nonfinancial measures (25%), supporting the strategy of Just Eat Takeaway.com: (i) number of new consumers (25%), (ii) number of Active Consumers (25%), (iii) number of orders per consumer (25%) and (iv) certain personal / non-financial measures (25%)." Please briefly describe the certain personal and non-financial measures.

Response: The Company respectfully advises the Staff that the component of performance measures consisting of personal / non-financial measures is not a fixed category and the applicable measures will be determined each year. By way of example, in 2020 the applicable non-financial measure was the successful integration of the Just Eat Group business and this non-financial measure applied equally to each of the members of the Just Eat Takeaway.com management board. Alternatively, in future years, the personal / non-financial measures may be derived from individual performance evaluations of each member of the Just Eat Takeaway.com management board.

Grubhub SEC Filings, page 319

8.
We note the disclosure throughout Grubhub's 2020 10-K that "[Grubhub] also generate[s] revenue from fees paid by diners for GH+, [its] subscription product. GH+ subscribers receive unlimited deliveries with $0 delivery fee on qualifying orders from GH+ restaurants." To provide context for investors regarding the business operations and growth opportunities for Grubhub, and the importance of the new subscription business to Grubhub's operations, disclose the percentage of revenue attributable to subscription fees for the periods presented, if material to an understanding of Grubhub's business.

Response: The Company respectfully advises the Staff that Grubhub has indicated that the revenue generated from fees paid by diners for GH+, Grubhub’s subscription product, is immaterial, and accordingly would not be material to an understanding of Grubhub’s business.

Notes to the consolidated financial statements
10 Operating segments, page F-36

9.
Please reconcile your schedule of non-current assets by the Company’s country of domicile to the total of non-current assets reported on your consolidated statement of financial position. Refer to Paragraph 28 of IFRS 8.

Response: The Company respectfully advises the Staff that non-current assets per geographical area are disclosed in Note 10 to the Company’s consolidated financial statements, beginning on page F-34 of the Registration Statement, in accordance with paragraph 33 of IFRS 8. The Company notes that the applicable table in Note 10 now includes a footnote, which specifies that it represents total non-current assets excluding financial instruments and deferred taxes, in accordance with paragraph 33 of IFRS 8. The Company further notes that the reconciliations required pursuant to paragraph 28 of IFRS 8 are with respect to reportable segments. As non-current assets by reportable segment are not regularly reported to and reviewed by the Company’s chief operating decision maker, the Company respectfully advises the Staff that the reconciliation requirements in paragraph 28 of IFRS 8 are not applicable to the Company.

* * *

Please do not hesitate to contact me at 011-44-207-453-1090 or acaples@cravath.com or G.J. Ligelis Jr. at 212-474-1892 or gligelisjr@cravath.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Alyssa K. Caples
Alyssa K. Caples

Cc:	Jitse Groen, Chief Executive Officer
Just Eat Takeaway.com N.V.

Sophie Versteege, Secretary and General Counsel
Just Eat Takeaway.com N.V.

Maggie Drucker, Chief Legal Officer
Grubhub Inc.

Daniel Wolf
Laura Sullivan
Romain Dambre
Kirkland & Ellis LLP